P.E. 1/31/02

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02016628



# FORM 6-K

## REPORT OF FOREIGN ISSUER

## PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 2002

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________

Name : JOHN DAMIEN HATTON
Title : COMPANY SECRETARY
Date : 22 January 2002

**ANNEXURE TO FORM 6-K**
**DATED : 22 January 2002**

I enclose a copy of the following document:

- Commonwealth Bank Letter to Shareholders;
- PERLS Quarterly Rate; and
- Appointment of New Group General Manager Financial & Risk Management.

Share Registrar
ASX Perpetual Registrars Limited
Locked Bag A14
SYDNEY SOUTH NSW 1232
AUSTRALIA
Freecall Aust 1800 022 440
Freecall NZ 0800 442 845
Freecall Fiji 008 002 054
Facsimile 02 9261 8489

JT Ralph AC Chairman

18 January 2002

Dear Shareholder

**DIVIDEND REINVESTMENT PLAN**

The purpose of this letter is to inform you that the deadline for participation in the Bank's Dividend Reinvestment Plan (DRP) in respect of the interim dividend payment for the period ending 31 December 2001, payable on 29 March 2002, is imminent.

You do not need to do anything if you already participate in the DRP and do not want to change your participation details.

If you are not already a participant and want to participate in the DRP in respect of the forthcoming dividend or if you want to change your current participation, you can obtain the relevant form from the Bank's Share Registry. The contact details are shown above. The completed form must be received by ASX Perpetual Registrars Limited no later than 5pm on 22 February 2002.

Participation in the DRP in respect of the forthcoming dividend is subject to a cap of 10,000 shares. If you are a broker, trustee or nominee and want the 10,000 share cap to apply to each holding in terms of ASX Listing Rule 7.8.2, you can obtain the relevant form from the Bank's Share Registry. The completed form must be received by ASX Perpetual Registrars Limited no later than 5pm on 22 February 2002.

A copy of the Terms and Conditions governing the DRP is available on the Bank's Internet site at www.commbank.com.au or from the Bank's Share Registry, ASX Perpetual Registrars Limited.

Yours sincerely,

John Ralph

## ASX ANNOUNCEMENT

## COMMONWEALTH BANK OF AUSTRALIA
## COMMONWEALTH BANK PERLS – QUARTERLY DIVIDEND RATE SET

**Sydney, 7 January 2002:** The Commonwealth Bank of Australia today announced that the dividend rate for Commonwealth Bank PERLS for the quarter ending 6 April 2002 was set today in accordance with Clause 2 of the terms and conditions set out in the prospectus dated 26 February 2001. The dividend rate for this quarter was calculated as follows:

| | |
|---|---|
| Market Rate (90-Day Bank Bill Rate as at 7 January 2002): | 4.2767% p.a |
| Plus Margin: | 1.8500% p.a |
| | 6.1267% p.a |
| Multiplied by the Dividend Factor: | 0.7568 |
| Dividend Rate: | 4.6367% p.a |

This dividend will be paid on 8 April 2002 with the record date being 20 March 2002.

For further information, please contact:

Carolyn Kerr
Head of Investor Relations

(02) 9378 5130

# COMMONWEALTH BANK APPOINTS NEW GROUP GENERAL MANAGER FINANCIAL AND RISK MANAGEMENT

**Sydney 8 January 2002:** The Managing Director of the Commonwealth Bank of Australia, Mr David Murray today announced the appointment of Mr Stuart Grimshaw as Group General Manager, Financial and Risk Management and a member of the Bank's Executive Committee.

Mr Murray said that Mr Grimshaw will replace Michael Ullmer who was recently appointed Head of Institutional and Business Banking Services as part of the organisational restructure announced on 20 December 2001.

Mr Grimshaw will join the Bank on 1 February and, following a handover period, will commence his new role later in February.

Mr Grimshaw, aged 40, was formerly Chief Executive Officer, Great Britain for the National Australia Bank and responsible for National's Yorkshire and Clydesdale Banks. In this role, Mr Grimshaw had direct accountability for the operations of these two banks, including all aspects of customer interface, Board reporting and financial performance.

In welcoming Mr Grimshaw to his senior executive team, Mr Murray said, "Stuart is a very well rounded banking and financial services executive with Australian and international experience. His considerable global and domestic expertise in understanding and managing the financial needs of business and corporate customers will be particularly valuable in building on the strong foundations laid by Michael Ullmer and his financial and risk management team. Mr Grimshaw will add to the depth and flexibility of the Bank's senior management group".

Mr Grimshaw commenced his career in banking and finance as a graduate trainee with ANZ in 1983. He joined National in 1991 where he held senior credit, relationship, commercial and corporate banking roles, including an 18 month secondment to Morgan Stanley International Inc, New York. He is married with 3 children and has a keen interest in outside activities, including having represented New Zealand as an Olympian in hockey.

(ENDS)

For further information, please contact:
Bryan Fitzgerald
Executive Manager
Group Corporate Relations
Telephone (02) 9378 2663